SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is Management's Discussion and Analysis of Financial Condition and Results of Operations for the third quarter ended September 30, 2007.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer


Date: December 10, 2007


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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, J.C Penny, lululemon athletica, Puma, Patagonia, Reebok, Swimwear Anywhere and El Corte Englese, as well as other well known retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, day-wear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

THREE MONTHS ENDED SEPTEMBER 30, 2007

     SALES

     Sales for the third quarter of 2007 decreased by 22.2% to $30.3 million, compared to sales of $39.0 million for the third quarter ended September 30, 2006. This decrease in sales was due to a reduction in sales of active-wear, primarily to Nike, our largest active-wear customer, and decrease in sales of intimate apparel, mainly to Victoria's Secret, our largest intimate apparel customer for older Cut & Sew collections, during the quarter. This reduction was partly offset by a slight increase in sales of swimwear.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 6.5% to $28.0 million in the third quarter of 2007 as compared to $29.9 million in the equivalent period of 2006. This decrease was mainly due to the decrease in our sales volume.

     As a percentage of sales, cost of sales increased from 76.7% in the third quarter of 2006 to 92.2% in the third quarter of 2007. This increase was primarily due to the lower sales and manufacturing levels in the quarter. In addition, this was due to the devaluation of the US Dollar versus the New Israeli Shekel, the previously identified pricing pressure in older collections of Tefron's intimate apparel product line, and increased manufacturing complexities in our Hi-Tex division associated with the introduction of new and complex products, and short production runs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 2.8% to $3.9 million in the third quarter of 2007 as compared to $3.7 million in the equivalent period of 2006, mainly due to one time non cash compensation expenses of approximately $ 250 thousands related to the modification of stock options.

     As a percentage of sales, selling, general and administrative expenses increased to 12.7% in the third quarter of 2007 as compared to 9.6% in the third quarter of 2006. This increase was mainly due to the decrease in our sales volume.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $503 thousands in the third quarter of 2007 as compared to $485 thousands in the equivalent period of 2006. This increase resulted from the significant devaluation of the US Dollar relative to the New Israeli Shekel, which increased the US Dollar value of our Shekel-denominated financial obligations. This increase was partly offset by a reduction of our net bank debt.

     INCOME TAXES

     Tax benefit for the third quarter of 2007 was $0.3 million as compared to tax expense of $1.0 million for the third quarter of 2006. The decrease was primarily due to the pretax loss which was $1.7 million for the third quarter of 2007, compared to pretax profit of $3.8 million for the third quarter of 2006.

      LIQUIDITY AND CAPITAL RESOURCES

     During the third quarter of 2007, the company used $2.5 million of cash flow for operations compared to generation of $12.5 million of cash flow during the third quarter of 2006. Additionally, the Company received during the third quarter of 2007 proceeds of $2.8 million from the sale of marketable securities. Cash was used during this quarter to repay long term bank loans of $1.5 million, invest $1.3 million, net, in plant and equipment, and together with other cash flow activities decreased our cash and cash equivalents balance by $2.5 million from $5.2 million in June 30, 2007 to $2.7 at September 30, 2007.

     The balance of cash and cash equivalents, together with deposits and marketable securities, decreased from $26.5 million at June 30, 2007 to $21.6 million at September 30, 2007.

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NINE MONTHS ENDED SEPTEMBER 30, 2007

     SALES

     Sales for the nine months ended September 30, 2007 decreased by 13.3% to $119.7 million, compared to sales of $138.1 million for the nine months ended September 30, 2006. This decrease was due to a reduction in sales of intimate apparel and a significant reduction in sales of active-wear. This decline was partly offset by an increase in sales of swimwear.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 3.7% to $102.4 million in the nine months ended September 30, 2007 as compared to $106.3 million in the equivalent period of 2006. This decrease was mainly due to the decrease in our sales volume.

     As a percentage of sales, cost of sales in the nine months ended September 30, 2007 increased to 85.5% as compared to 76.9% in the nine months ended September 30, 2006. This increase was primarily due to the lower sales and manufacturing levels in the quarter. In addition, this was due to the significant devaluation of the US Dollar versus the New Israeli Shekel, and the previously identified pricing pressure in older collections of Tefron's intimate apparel product line.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 3.8% to $12.9 million in the nine months ended September 30, 2007 as compared to $12.4 million in the equivalent period of 2006. This increase was mainly attributed to an increase in export freight charges as a result of different shipping terms with some of our customers obligating us to deliver our goods to the customers' site and an increase in air freight charges due to late shipments.

     As a percentage of sales, selling, general and administrative expenses increased to 10.7% in the nine months ended September 30, 2007 as compared to 9.0% in the nine months ended September 30, 2006..

     FINANCING EXPENSES, NET

     Financing expenses, net, were $960 thousands in the nine months ended September 30, 2007 as compared to $1.5 million in the equivalent period of 2006. This decrease was primarily due to a significant reduction of our net bank debt as a result of a positive cash flow.

     INCOME TAXES

     Tax expense for the nine months ended September 30, 2007 was $0.6 million compared to $4.4 million for the nine months ended September 30, 2006. The decrease was primarily due to the decrease in our pretax profit which was $3.5 million for the nine months ended September 30, 2007 compared to $18.0 million for the nine months ended September 30, 2006.

     LIQUIDITY AND CAPITAL RESOURCES

     During the nine months ended September 30, 2007, the company generated $5.0 million of cash flow from operations compared to $27.1 million of cash flow during the nine months ended September 30, 2006. Additionally, the Company received during the nine months ended September 30, 2007 proceeds of $15.0 million from sale of marketable securities and $4.3 million from exercise of tradable options issued at the secondary offering in Israel in the beginning of 2006. Cash was used during the nine months ended September 30, 2007 to repay a net amount of $4.5 million in bank debt, to invest $3.7 million, net, in property, plant and equipment, to invest $17.0 million in short-term deposits and marketable securities and to pay $0.6 million in withholding taxes relating to a dividend to shareholders and together with other cash flow activities, our cash and cash equivalents balance was decreased by $1.3 million from $4.0 million at December 31, 2006 to $2.7 million at September 30, 2007.

The balance of cash and cash equivalents, together with deposits and marketable securities, increased from $20.1 million at December 31, 2006 to $21.6 million at September 30, 2007.

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